

February 27, 2012

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Pre-effective Amendment 15 to Registration Statement on Form S-1**
> **Filed February 15, 2012**
> **File No. 333-166976**

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

Prospectus' Outside Front Cover Page

1. Refer to prior comment 1. Clarify whether the stockholder account is an escrow account, and, if so, describe the material terms of the escrow agreement. Further, file a copy of the escrow agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, if the stockholder account is not an escrow account, so disclose. Further, describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

Financial Statements, page 33

General

2. Please revise your registration statement to provide audited financial statements as of and for the year ended December 31, 2011. Refer to Rule 8-08 of Regulation S-X for guidance. Please also update related financial information in your registration statement as applicable.

3. We note your response to prior comment 7. To the extent that costs of the offering were expensed in the 2010 financial statements, please clarify for us why you did not incur any expenses for the year ended December 31, 2011. To the extent that your expenses for the year ended December 31, 2011 were paid by shareholders, please tell us why these costs have not been recognized in your financial statements as expenses

that have been paid by shareholder contributions. Refer to SAB Topic 5.T. for guidance.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your response to our prior comment 8. Please ensure that when your auditors provide their audit opinion for the 2011 financial statements that they revise the wording in the first and last paragraphs of their report to refer to the "statements of income for the two years ended December 31, 2011. We remind you that the statements of income should be expressed as being over a period of time rather than as a point in time.

Exhibit 5.1

5. Refer to prior comment 12. Disclosure that up to 1,742,500 shares of common stock are being offered by the selling stockholder, Auscrete Corporation, is inconsistent with disclosure in the prospectus that up to 1,742,500 shares of common stock are being offered by the selling shareholders named in the table under "Selling Shareholders." Please reconcile the disclosures.

Exhibit 23.1

6. Please revise your registration statement to provide a currently dated consent from your auditors.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via U.S. Mail
        Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020